Lattice Semiconductor Corporation
111 SW 5th Avenue, Suite 700
Portland, OR 97204

March 7, 2018

Lion Point Capital, LP
250 West 55th Street, 33rd Floor
New York, NY 10019
Attn: Irshad Karim

Gentlemen:

This letter (this "**Agreement**") constitutes the agreement between (a) Lattice Semiconductor Corporation ("**Company**") and (b) Lion Point Capital, LP ("**Lion Point**") and each of the other related Persons (as defined below) set forth on the signature pages to this Agreement (collectively with Lion Point, the "**Lion Point Group**"). The Lion Point Group and each of its Affiliates (as defined below) and Associates (as defined below) are collectively referred to as the "**Investors**." Company and the Lion Point Group are collectively the "**Parties**."

1.   *Appointment of New Directors; Director Slate*. Within five business days following the execution of this Agreement, Company's Board of Directors (the "**Board**") and all applicable committees of the Board will take all action necessary to (a) increase the size of the Board to 11 members; and (b) appoint James P. Lederer, John E. Major and Krishna Rangasayee (collectively, the "**New Directors**") as directors of Company. Company agrees that the Board and all applicable committees of the Board will take all action necessary to (i) reduce the size of the Board to nine members as of Company's 2018 Annual Meeting of Stockholders (the "**2018 Annual Meeting**"); and (ii) nominate nine individuals (including the New Directors) for election at the 2018 Annual Meeting on Company's slate of nominees standing for election at the 2018 Annual Meeting.

2.   *Solicitation by Company*. Company will recommend that Company's stockholders vote, and will solicit proxies, in favor of the election of the New Directors at the 2018 Annual Meeting and otherwise support the New Directors for election in a manner no less rigorous and favorable than the manner in which Company supports its other director nominees.

3.   *2018 Annual Meeting*. Company will hold the 2018 Annual Meeting no later than June 15, 2018, unless the Board determines, after discussing (through its Chairman or other authorized representative) the matter in good faith with Lion Point, to postpone such date.

4.   *Committee Matters*.

(a)   *Nominating and Audit Committees*. Within three business days following their appointment to the Board, the Board and all applicable committees of the Board will take all action necessary to appoint at least one New Director to each of the Nominating and Governance

Committee and the Audit Committee. The chairman of each of the Nominating and Governance Committee and the Audit Committee will be designated by the Board.

(b) *Compensation Committee*. Within 10 days following the appointment of the New Directors to the Board, the Board and all applicable committees of the Board will take all action necessary to cause the Compensation Committee to be composed of four directors consisting of two of the New Directors and two directors serving on the Board as of the date of this Agreement. The chairman of the Compensation Committee will be designated by the Board.

(c) *Compensation Committee Charter*. Company agrees that the Board will consult with Lion Point regarding an amendment to the Compensation Committee's charter.

5. *Replacement Directors*. If (a) either of Messrs. Lederer or Major (or any Replacement Director (as defined below) replacing either individual) is unable or unwilling to serve as a director or ceases to be a director, resigns as a director or is removed as a director prior to the expiration of the Restricted Period (as defined below) and (b) at such time the Lion Point Group beneficially owns shares (which shares are determined to be Net Long Shares (as defined below)) representing in the aggregate at least the lesser of 5% of Company's then outstanding common stock and 6,168,284 shares (subject to adjustment for stock splits, reclassifications, combinations and similar adjustments) (such amount the "**Minimum Ownership Threshold**"), then Lion Point will have the ability to recommend one or more replacement director candidates in accordance with this paragraph 5 (any such replacement director candidate, when appointed to the Board, will be referred to as a "**Replacement Director**"). Any Replacement Director must (i) be reasonably acceptable to the Board (such acceptance not to be unreasonably withheld); (ii) qualify as "independent" pursuant to Nasdaq Stock Market listing standards; (iii) have the relevant financial and business experience to be a director of Company; (iv) satisfy the publicly disclosed guidelines and policies with respect to service on the Board; and (v) be independent of Lion Point (for the avoidance of doubt, the nomination by Lion Point of such person to serve on the board of any other company will not (in and of itself) cause such person to not be deemed independent of Lion Point). The Nominating and Governance Committee will make its determination and recommendation regarding whether a proposed Replacement Director meets the foregoing criteria within 10 business days after (A) such proposed Replacement Director has submitted to Company a fully completed copy of Company's standard director & officer questionnaire; and (B) representatives of the Board have conducted one or more customary interviews of such proposed Replacement Director. Company will use its reasonable best efforts to conduct any interviews contemplated by this paragraph 5 as promptly as practicable, but in any case, assuming reasonable availability of the proposed Replacement Director, within 10 business days after Lion Point's submission of such proposed Replacement Director. If the Nominating and Governance Committee does not accept a person recommended by Lion Point as the Replacement Director, then Lion Point will have the right to recommend additional replacement director candidates whose appointment will be subject to the Nominating and Governance Committee recommending such person in accordance with the procedures described above. Upon the recommendation of a proposed Replacement Director by the Nominating and Governance Committee, the Board will vote on the appointment of such proposed Replacement Director to the Board no later than five business days after the Nominating and Governance Committee's

recommendation of such proposed Replacement Director. If the Board does not appoint a proposed Replacement Director to the Board pursuant to this paragraph 5, then the Parties will continue to follow the procedures of this paragraph 5 until a Replacement Director is elected to the Board. Upon a Replacement Director's appointment to the Board, the Board and all applicable committees of the Board will take all necessary action to appoint such Replacement Director to any committee of the Board of which the replaced director was a member immediately prior to such director's resignation or removal. Effective upon the appointment of a Replacement Director to the Board, such Replacement Director will be considered a New Director for all purposes of this Agreement. It is agreed that Meera Rao is acceptable to the Nominating and Governance Committee and the Board for purposes of being selected as a Replacement Director.

6. *Compliance with Laws and Company Policies*. Lion Point understands that Company may request that the New Directors agree in writing, during the term of any service as a director of Company, to (a) comply with all laws, policies, procedures, processes, codes, rules, standards and guidelines applicable to members of the Board, including Company's code of conduct, insider trading policy, Regulation FD policy, related party transactions policy and corporate governance guidelines, in each case as amended from time to time; and (b) keep confidential all confidential information of Company and not disclose to any third party (including the Investors, unless Company and the Investors have entered into a confidentiality agreement pursuant to which the New Directors are permitted to communicate confidential information of Company with the Investors) any discussions or matters considered in meetings of the Board and its committees (unless such discussion or matters have been previously disclosed publicly by Company).

7. *No Fiduciary Restriction*. Notwithstanding anything to the contrary in this Agreement, the New Directors, during their respective terms of service as a director of Company, will not be prohibited from acting in their respective capacities as a director or from complying with their fiduciary duties as a director of Company (including voting on any matter submitted for consideration by the Board, participating in deliberations or discussions of the Board, and making suggestions or raising any issues or recommendations to the Board).

8. *Director Benefits*. Each New Director will be entitled to the same director benefits as other members of the Board, including (a) compensation for his or her service as a director and reimbursement for his or her expenses on the same basis as all other non-employee directors of Company; (b) equity-based compensation grants and other benefits, if any, on the same basis as all other non-employee directors of Company; and (c) the same rights of indemnification and directors' and officers' liability insurance coverage as the other non-employee directors of Company as such rights may exist from time to time.

9. *Voting Commitment by the Investors*. During the Restricted Period, at each annual or special meeting of Company's stockholders at which a proposal is included relating to the election or removal of directors, Lion Point will, and will cause the other Investors to, (a) cause all Voting Securities beneficially owned by them to be present for quorum purposes; and (b) vote all Voting Securities beneficially owned by them on any proposals relating to the election or removal of directors in a manner that is consistent with the recommendation of the Board. At the 2018 Annual

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Meeting, Lion Point will, and will cause the other Investors to, (i) cause all Voting Securities beneficially owned by them to be present for quorum purposes; and (ii) vote all Voting Securities beneficially owned by them (A) in favor of all of Company's nominees; (B) in favor of the ratification of the appointment of KPMG LLP as Company's independent registered public accounting firm for the fiscal year ending December 31, 2018; (C) in accordance with the Board's recommendation with respect to Company's "say-on-pay" proposal; and (D) in accordance with the Board's recommendation with respect to any other proposal presented at the 2018 Annual Meeting. Notwithstanding the prior sentence, if, as of the date of the 2018 Annual Meeting, Institutional Shareholder Services Inc. ("**ISS**") and Glass Lewis & Co., LLC ("**Glass Lewis**") both recommend a vote "against" or "abstain" on Company's "say-on-pay" proposal or any other proposal presented at the 2018 Annual Meeting (other than any proposal relating to the election or removal of directors), then Lion Point and the other Investors will be permitted to vote in accordance with the ISS and Glass Lewis recommendations on that proposal.

10.   *Standstill*. During the Restricted Period, none of the Investors will, and Lion Point will cause the principals, directors, general partners, officers, employees, agents and representatives of each Investor not to, in any way, directly or indirectly (in each case, except as expressly permitted by this Agreement):

(a)   with respect to Company or the Voting Securities, (i) make, participate in or encourage any "solicitation" (as such term is used in the proxy rules of Securities and Exchange Commission (the "**SEC**")) of proxies or consents with respect to the election or removal of directors or any other matter or proposal; (ii) become a "participant" (as such term is used in the proxy rules of the SEC) in any such solicitation of proxies or consents; (iii) seek to advise, encourage or influence any Person with respect to the voting or disposition of any Voting Securities; or (iv) initiate, encourage or participate, directly or indirectly, in any "vote no," "withhold" or similar campaign;

(b)   initiate, propose or otherwise "solicit" (as such term is used in the proxy rules of the SEC) Company's stockholders for the approval of any shareholder proposal, whether made pursuant to Rule 14a-4 or Rule 14a-8 promulgated under the Securities Exchange Act of 1934 (the "**Exchange Act**"), or otherwise, or cause or encourage any Person to initiate or submit any such shareholder proposal;

(c)   with respect to Company or the Voting Securities, (i) communicate with Company's stockholders or others pursuant to Rule 14a-1(*l*)(2)(iv) pursuant to the Exchange Act; (ii) participate in, or take any action pursuant to, or encourage any Person to take any action pursuant to, any type of "proxy access"; or (iii) conduct any nonbinding referendum or hold a "stockholder forum";

(d)   (i) seek, alone or in concert with others, election or appointment to, or representation on, the Board; (ii) nominate or propose the nomination of, or recommend the nomination of, or encourage any Person to nominate or propose the nomination of or recommend the nomination of, any candidate to the Board; or (iii) seek, alone or in concert with others, or encourage any Person to seek, the removal of any member of the Board, it being understood that nothing in this

Agreement will prevent Lion Point or its Affiliates or Associates from taking actions in furtherance of identifying director candidates in connection with Company's 2019 Annual Meeting of Stockholders (the "**2019 Annual Meeting**") so long as such actions do not create a public disclosure obligation for Lion Point or Company and are not publicly disclosed by Lion Point or its representatives, Affiliates or Associates and are undertaken on a basis reasonably designed to be confidential and in accordance in all material respects with Lion Point's normal practices in the circumstances;

(e)   (i) call or seek to call a special meeting of stockholders, or encourage any Person to call a special meeting of stockholders; (ii) act or seek to act by written consent of stockholders; or (iii) make a request for any stockholder list or other similar Company records;

(f)   other than solely with other Investors with respect to Voting Securities now or subsequently owned by them, (i) form, join (whether or not in writing), encourage, influence, advise or participate in a partnership, limited partnership, syndicate or other group, including a "group" as defined pursuant to Section 13(d) of the Exchange Act, with respect to any Voting Securities (other than any group comprised solely of Investors); (ii) deposit any Voting Securities into a voting trust, arrangement or agreement, other than any such voting trust, arrangement or agreement solely among the members of the Lion Point Group and otherwise in accordance with this Agreement; or (iii) subject any Voting Securities to any voting trust, arrangement or agreement, other than any such voting trust, arrangement or agreement solely among the members of the Lion Point Group and otherwise in accordance with this Agreement;

(g)   (i) make any offer or proposal (with or without conditions) with respect to any merger, acquisition, recapitalization, restructuring, disposition or other business combination involving any Investor and Company; (ii) solicit a third party to, on an unsolicited basis, make an offer or proposal (with or without conditions) with respect to any merger, acquisition, recapitalization, restructuring, disposition or other business combination involving Company, or publicly encourage, initiate or support any third party in making such an offer or proposal; or (iii) publicly comment on any proposal regarding any merger, acquisition, recapitalization, restructuring, disposition or other business combination with respect to Company by a third party prior to such proposal becoming public;

(h)   other than through non-public communications with Company that would not reasonably be expected to trigger public disclosure obligations for any Party, make or disclose any statement regarding any intent, purpose, plan or proposal with respect to the Board, Company or its management, policies, affairs or assets, or the Voting Securities or this Agreement, that is inconsistent with the provisions of this Agreement, including any intent, purpose, plan or proposal that is conditioned on, or would require, the waiver, amendment, nullification or invalidation of any provision of this Agreement, or take any action that could require Company to make any public disclosure relating to any such intent, purpose, plan, proposal or condition;

(i)   institute, solicit, assist or join any litigation, arbitration or other proceeding against or involving Company or any of its current or former directors or officers (including derivative actions) in order to effect or take any of the actions expressly prohibited by this

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paragraph 10, it being understood that this paragraph 10(i) will not prevent any Investor from (A) bringing litigation to enforce the provisions of this Agreement; (B) making counterclaims with respect to any proceeding initiated by, or on behalf of, Company against an Investor; (C) bringing bona fide commercial disputes that do not relate to the subject matter of this Agreement; or (D) complying with a validly issued legal process;

(j)   take any action in support of, or make any proposal or request that constitutes controlling, changing or influencing the Board or management of Company, including any plans or proposals to change the number or term of directors or to fill any vacancies on the Board, other than as expressly permitted under this Agreement;

(k)   sell, offer or agree to sell to any third party, through swap or hedging transactions, derivative agreements or otherwise, any voting rights decoupled from the underlying Voting Securities held by the Investors;

(l)   other than with other Investors, knowingly encourage, or enter into any agreements, understandings or arrangements (whether written or oral) with, or advise, finance or assist, any Person in connection with any activities that the Investors would otherwise be prohibited from undertaking pursuant to this Agreement; or

(m)   acquire, offer, agree or propose to acquire, whether by purchase, tender or exchange offer, through the acquisition of control of another Person, by joining a partnership, limited partnership, syndicate or other group, including a "group" as defined pursuant to Section 13(d) of the Exchange Act, through swap or hedging transactions, or otherwise, any securities of Company or any rights decoupled from the underlying securities of Company that would result in the Investors in the aggregate owning, controlling or otherwise having any beneficial or other ownership interest (including, for purpose of this calculation, all Voting Securities that such Person has the right to acquire pursuant to the exercise of any rights in connection with any securities or any agreement, regardless of when such rights may be exercised and whether they are conditional and including economic ownership pursuant to a cash settled call option or other derivative security, contract or instrument primarily related to the price of Voting Securities) of more than 14.9% of the then-outstanding Voting Securities.

11.   *Non-Disparagement*. Subject to applicable law, each of the Parties covenants and agrees that, during the Restricted Period, it and its respective Affiliates, Associates, subsidiaries, officers, key employees, general partners and directors will not in any way publicly criticize, disparage, call into disrepute or otherwise defame or slander the other Party or such other Party's Affiliates, Associates, subsidiaries, successors, assigns, officers (including any current or former officer of such other Party or its subsidiaries), directors (including any current or former director of such other Party or its subsidiaries), employees, stockholders, agents, attorneys or representatives, or any of their businesses, products or services, in any manner that would reasonably be expected to damage the business or reputation of such other Party or its businesses, products or services, subsidiaries, Affiliates, successors, assigns, officers (or former officers), directors (or former directors), employees, stockholders, agents, attorneys or representatives. This paragraph 11 will not apply to any statement made in connection with any action to enforce this Agreement.

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12.   *No Compensation Arrangements*. The Investors will not, directly or indirectly, compensate or agree to compensate the New Directors for their service as a director of Company with any cash, securities (including any rights or options convertible into or exercisable for or exchangeable into securities or any profit sharing agreement or arrangement) or other form of compensation directly or indirectly related to Company or its securities.

13.   *Additional Agreements:* Company agrees that the Board and all applicable committees of the Board shall take all necessary actions, effective no later than immediately following the execution of this Agreement, to determine, in connection with their initial appointment as a director and nomination by Company at the 2018 Annual Meeting, that each of Messrs. Lederer, Major and Rangasayee is deemed to be (i) a member of the Incumbent Board (as such term is defined in the definition of "Change in Control" under the Change in Control Agreements between Company and each of its named executive officers) and (ii) a member of the Board as of the beginning of any applicable two-year measurement period for the purposes of the definition of "Change of Control" under Company's 2013 Incentive Plan, "Change in Control" under Company's Amended Director Plan, and any related plans or agreements of Company that refer to the 2013 Incentive Plan's and Amended Director Plan's definitions of "Change of Control" or "Change in Control").

14.   *Compliance with this Agreement*. Lion Point will cause the other Investors to comply with the terms of this Agreement and will be responsible for any breach of the terms of this Agreement by any Investor, in each case whether or not such Investor is a party to this Agreement.

15.   *Public Disclosure.*

(a)   *Press Release*. On the date of this Agreement, Company and the Lion Point Group will announce this Agreement by means of the press release in the form attached as Exhibit A (the "**Press Release**"). Except as otherwise permitted in this Agreement, neither Company nor the Lion Point Group will (and the Lion Point Group will cause the Investors not to) make any public statements with respect to the matters covered by this Agreement (including in any filing with the SEC, any other regulatory or governmental agency, any stock exchange or in any materials that would reasonably be expected to be filed with the SEC) that are inconsistent with, or otherwise contrary to, the statements in this Agreement or the Press Release.

(b)   *Form 8-K*. Company will promptly prepare and file with the SEC a Current Report on Form 8-K (the "**Form 8-K**") reporting the entry into this Agreement. All disclosure in the Form 8-K will be consistent with this Agreement. Company will provide Lion Point and its counsel with a reasonable opportunity to review and comment on the Form 8-K prior to filing, and will consider in good faith any changes proposed by Lion Point or its counsel.

(c)   *Amended Schedule 13D*. The Lion Point Group will promptly prepare and file with the SEC an amendment to its Schedule 13D (the "**Amended Schedule 13D**") with respect to Company reporting the entry into this Agreement. All disclosure in the Amended Schedule 13D will be consistent with this Agreement. The Lion Point Group will provide Company and its counsel with reasonable opportunity to review and comment on the Amended Schedule 13D prior to filing, and will consider in good faith any changes proposed by Company or its counsel.

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16.   *Definitions*. As used in this Agreement, the term (a) "**Person**" will be interpreted broadly to include, among others, any individual, general or limited partnership, corporation, limited liability or unlimited liability company, joint venture, estate, trust, group, association or other entity of any kind or structure; (b) "**Affiliate**" has the meaning set forth in Rule 12b-2 promulgated under the Exchange Act and will include Persons who become Affiliates of any Person after the date of this Agreement; (c) "**Associate**" has the meaning set forth in Rule 12b-2 promulgated under the Exchange Act and will include Persons who become Associates of any Person after the date of this Agreement, but will exclude any Person not controlled by or under common control with the related Person; (d) "**beneficially own**," "**beneficially owned**" and "**beneficial ownership**" has the meaning set forth in Rule 13d-3 promulgated under the Exchange Act; (e) "**business day**" means any day other than a Saturday, Sunday or a day on which the Federal Reserve Bank of San Francisco is closed; (f) "**Net Long Shares**" will be limited to the number of shares of Company's common stock beneficially owned by any Person (as determined under Rule 13d-3 promulgated under the Exchange Act), (g) "**Restricted Period**" means the period from the date of this Agreement until the earlier of (i) 11:59 p.m., Pacific time, on the day that is 15 business days prior to the deadline for the submission of stockholder nominations of directors and business proposals for the 2019 Annual Meeting; and (ii) the date that is 100 days prior to the first anniversary of the 2018 Annual Meeting; and (h) "**Voting Securities**" means the shares of Company's common stock and any other securities of Company entitled to vote in the election of directors, or securities convertible into, or exercisable or exchangeable for, such shares or other securities, whether or not subject to the passage of time or other contingencies.

17.   *Interpretations*. The words "include," "includes" and "including" will be deemed to be followed by the words "without limitation." The word "or" is not exclusive. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement, instrument, law, rule or statute defined or referred to in this Agreement means, unless otherwise indicated, such agreement, instrument, law, rule or statute as from time to time amended, modified or supplemented. The measure of a period of one month or year for purposes of this Agreement will be the day of the following month or year corresponding to the starting date. If no corresponding date exists, then the end date of such period being measured will be the next actual day of the following month or year (for example, one month following February 18 is March 18 and one month following March 31 is May 1).

18.   *Representations of the Lion Point Group*. Each member of the Lion Point Group, severally and not jointly, represents that (a) its authorized signatory set forth on the signature page to this Agreement has the power and authority to execute this Agreement and any other documents or agreements to be entered into in connection with this Agreement and to bind such member; (b) this Agreement has been duly authorized, executed and delivered by it and is a valid and binding obligation of such member, enforceable against it in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles; (c) this Agreement does not and will not violate any law, any order of any court or other agency of government, its organizational documents or any provision of any agreement or other instrument to which such member or any of its properties or assets is bound,

or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such agreement or other instrument, or result in the creation or imposition of, or give rise to, any material lien, charge, restriction, claim, encumbrance or adverse penalty of any nature whatsoever; and (d) as of the date of this Agreement, it has not, directly or indirectly, compensated or agreed to compensate any New Director for his or her service as a director of Company with any cash, securities (including any rights or options convertible into or exercisable for or exchangeable into securities or any profit sharing agreement or arrangement) or other form of compensation directly or indirectly related to Company or its securities. The Lion Point Group represents that as of the date of this Agreement, it is the beneficial owner of an aggregate of 7,664,095 shares of Company's common stock.

19.   *Representations of Company*. Company represents that this Agreement (a) has been duly authorized, executed and delivered by it and is a valid and binding obligation of Company, enforceable against Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles; (b) does not require the approval of the stockholders of Company; and (c) does not and will not violate any law, any order of any court or other agency of government, Company's certificate of incorporation or bylaws, each as amended from time to time, or any provision of any agreement or other instrument to which Company or any of its properties or assets is bound, or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such agreement or other instrument, or result in the creation or imposition of, or give rise to, any material lien, charge, restriction, claim, encumbrance or adverse penalty of any nature whatsoever.

20.   *Specific Performance*. Each Party acknowledges and agrees that money damages would not be a sufficient remedy for any breach (or threatened breach) of this Agreement by it and that, in the event of any breach or threatened breach of this Agreement, (a) the Party seeking specific performance will be entitled to injunctive and other equitable relief, without proof of actual damages; (b) the Party against whom specific performance is sought will not plead in defense that there would be an adequate remedy at law; and (c) the Party against whom specific performance is sought agrees to waive any applicable right or requirement that a bond be posted. Such remedies will not be the exclusive remedies for a breach of this Agreement, but will be in addition to all other remedies available at law or in equity.

21.   *Entire Agreement; Binding Nature; Assignment; Waiver*. This Agreement constitutes the only agreement between the Parties with respect to the subject matter of this Agreement and it supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written. This Agreement binds, and will inure to the benefit, of the Parties and their respective successors and permitted assigns. No Party may assign or otherwise transfer either this Agreement or any of its rights, interests, or obligations under this Agreement without the prior written approval of the other Party. Any purported transfer requiring consent without such consent is void. No amendment, modification, supplement or waiver of any provision of this Agreement will be effective unless it is in writing and signed by the affected Party, and then only in the specific instance and for the specific purpose stated in such writing. Any waiver by any Party of a breach of any provision of

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this Agreement will not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of a Party to insist upon strict adherence to any term of this Agreement on one or more occasions will not be considered a waiver or deprive that Party of the right to insist upon strict adherence to that term or any other term of this Agreement in the future.

22.   *Severability*. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, then the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement that is held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable, and this Agreement will otherwise be construed so as to effectuate the original intention of the Parties reflected in this Agreement. The Parties further agree to replace such invalid or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the purposes of such invalid or unenforceable provision.

23.   *Governing Law; Forum*. This Agreement is governed by and will be construed in accordance with the laws of the State of Delaware. Each of the Parties (a) irrevocably and unconditionally consents to the exclusive personal jurisdiction and venue of the Court of Chancery of the State of Delaware and any appellate court thereof (unless the federal courts have exclusive jurisdiction over the matter, in which case the United States District Court for the District of Delaware and any appellate court thereof will have exclusive personal jurisdiction); (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (c) agrees that it will not bring any action relating to this Agreement or otherwise in any court other than the such courts; and (d) waives any claim of improper venue or any claim that those courts are an inconvenient forum. The Parties agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in paragraph 26 or in such other manner as may be permitted by applicable law, will be valid and sufficient service thereof.

24.   *Waiver of Jury Trial*. EACH OF THE PARTIES, AFTER CONSULTING OR HAVING HAD THE OPPORTUNITY TO CONSULT WITH COUNSEL, KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN ANY LITIGATION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY RELATED INSTRUMENT OR AGREEMENT, OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY, OR ANY COURSE OF CONDUCT, DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN), OR ACTIONS OF ANY OF THEM. No Party will seek to consolidate, by counterclaim or otherwise, any action in which a jury trial has been waived with any other action in which a jury trial cannot be or has not been waived.

25.   *Third Party Beneficiaries*. This Agreement is solely for the benefit of the Parties and is not enforceable by any other Person.

26.   *Notices*. All notices, consents, requests, instructions, approvals and other communications provided for in, and all legal process in regard to, this Agreement will be in writing and will be deemed validly given, made or served (i) upon receipt, when delivered personally; (ii)

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upon confirmation of receipt, when sent by email (but only if such confirmation is not automatically generated); or (iii) one business day after deposit with a nationally recognized overnight delivery service. The addresses for such communications are as follows. At any time, any Party may, by notice given in accordance with this paragraph 26 to the other Parties, provide updated information for notices pursuant to this Agreement.

> (a)   If to Company:
>
> Lattice Semiconductor Corporation
> 111 SW 5th Avenue, Suite 700
> Portland, OR 97204
> Attn: General Counsel
> Email: byron.milstead@latticesemi.com
>
> with a copy (which will not constitute notice) to:
>
> Wilson Sonsini Goodrich & Rosati
> Professional Corporation
> 650 Page Mill Road
> Palo Alto, CA 94304
> Attn: Michael S. Ringler
>   Douglas K. Schnell
> Fax: (650) 493-6811
> Email: mringer@wsgr.com, dschnell@wsgr.com
>
> (b)   If to the Lion Point Group:
>
> Lion Point Capital, LP
> 250 West 55th Street, 33rd Floor
> New York, NY 10019
> Attn: Irshad Karim
> Email: ikarim@lionpoint.com
>
> with a copy (which will not constitute notice) to:
>
> Olshan Frome Wolosky LLP
> 1325 Avenue of the Americas
> New York, NY 10019
> Attn: Andrew Freedman
> Fax: (212) 451-2222
> Email: afreedman@olshanlaw.com

27.   *Representation by Counsel*. Each of the Parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed this Agreement with the advice of such counsel. Each Party

and its counsel cooperated and participated in the drafting and preparation of this Agreement, and any and all drafts of this Agreement exchanged among the Parties will be deemed the work product of all of the Parties and may not be construed against any Party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any Party that drafted or prepared it is of no application and is expressly waived by each of the Parties, and any controversy over interpretations of this Agreement will be decided without regard to events of drafting or preparation.

28.   *Counterparts*. This Agreement and any amendments to this Agreement may be executed in one or more textually-identical counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Any such counterpart, to the extent delivered by fax or .pdf, .tif, .gif, .jpg or similar attachment to electronic mail (any such delivery, an "**Electronic Delivery**"), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each Party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

29.   *Headings*. The headings set forth in this Agreement are for convenience of reference purposes only and will not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision of this Agreement.

[*Signature page follows*.]

Very truly yours,

LATTICE SEMICONDUCTOR CORPORATION



By: ______________________________
Name: Byron W. Milstead
Title: Corporate Vice President & General Counsel

ACCEPTED AND AGREED
as of the date written above:

LION POINT CAPITAL, LP

By: Lion Point Holdings GP, LLC
General Partner

By: ______________________________
Name:
Title:

LION POINT MASTER, LP

By: Lion Point Capital GP, LLC
General Partner

By: ______________________________
Name:
Title:

LION POINT CAPITAL GP, LLC

By: ______________________________
Name:
Title:

[Signature Page to Letter Agreement]

4535871-1

Very truly yours,

LATTICE SEMICONDUCTOR CORPORATION

By: _____
      Name:
      Title:

ACCEPTED AND AGREED
as of the date written above:

LION POINT CAPITAL, LP

By: Lion Point Holdings GP, LLC
    General Partner

By: _____
      Name: DIDRIC CEDERHOLM
      Title: CIO

LION POINT MASTER, LP

By: Lion Point Capital GP, LLC
    General Partner

By: _____
      Name: DIDRIC CEDERHOLM
      Title: CIO

LION POINT CAPITAL GP, LLC

By: _____
      Name: DIDRIC CEDERHOLM
      Title: CIO

[Signature Page to Letter Agreement]

4535871-1

LION POINT HOLDINGS GP, LLC



By: _____
Name: DIDRIC CEDERHOLM
Title: CIO

DIDRIC CEDERHOLM

_____

JIM FREEMAN

_____

Form of Press Release

Lattice Semiconductor Announces Changes to Its Board of Directors

Reaches Agreement with Lion Point Capital and Adds Three New Highly Qualified and Independent Directors

PORTLAND, Ore. – March [8], 2018 – Lattice Semiconductor Corporation (NASDAQ: LSCC), the leading provider of customizable smart connectivity solutions, today announced that it has entered into an agreement with Lion Point Capital, LP ("Lion Point"), which owns approximately 6.2 percent of Lattice's shares, regarding the membership and composition of the Lattice Board of Directors and its committees, as well as certain customary standstill restrictions. Under the terms of the agreement, three new independent directors, James P. Lederer, John E. Major and Krishna Rangasayee, will be appointed to the Board, effective March 13. With these changes, the size of Lattice's Board will temporarily increase from eight to 11 directors.

John Bourgoin, Lattice's Chairman of the Board, said, "We welcome Jim, John and Krishna to the Board of Directors and look forward to their contributions. Lattice is continuing to execute on our strategy to drive revenue growth, accelerate operating expense reductions and increase capital efficiencies in order to build value for the Company and our stockholders. The Board of Directors will benefit from having the varied and extensive industry expertise of these new directors. We are confident that they will help further strengthen and diversify the Board. Lattice has undergone an impressive evolution and is now well positioned to capitalize on the numerous opportunities ahead."

Didric Cederholm, Chief Investment Officer of Lion Point Capital, said, "We are pleased that we could work constructively with Lattice's Board to reach this agreement. Jim, John and Krishna bring experience, relevant expertise and an outstanding record of value creation that will complement and enhance the Board. We believe the Company's core technology franchise has significant value and look forward to seeing Lattice harness its full growth and profitability potential with the common goal of maximizing shareholder returns."

The complete agreement between Lattice and Lion Point will be filed with the Securities and Exchange Commission on Form 8-K.

Biographies of the three new directors follow:

James P. Lederer

Jim Lederer brings more than 35 years of broad-ranging executive leadership experience, with over two decades focused on the semiconductor, mobile and wireless technology industries. After an early career at General Motors and Motorola, he joined Qualcomm and was part of the senior team that grew the business to become the undisputed leader in the communications semiconductor arena. In his most recent role he was Executive Vice President, leading teams in finance, operations, supply chain, strategy, M&A, legal and product/program management functions for a $17 billion semiconductor technologies division. Jim serves as a director of publicly-traded Entegris. He holds a B.S. degree in Business Administration and an M.B.A. from the State University of New York at Buffalo, where he also serves on the Dean's Advisory Council for the School of Management.

John E. Major

John Major is a veteran of the technology industry, with more than 40 years' experience at leading communications companies including Motorola and Qualcomm, and as CEO of several companies including Novatel Wireless. He has significant board experience at both public and private technology companies, including his Chairmanship of Broadcom until its acquisition by Avago. John has a degree from the University of Rochester, a JD from Loyola University Chicago, an MBA from the Kellogg School of Management and an MS from the University of Illinois.

Krishna Rangasayee

Krishna Rangasayee has more than 25 years of experience in the semiconductor industry and currently serves as Chief Operating Officer at Groq, a machine learning start-up. Previously, Mr. Rangasayee was with Xilinx for 18 years, where he was Senior Vice President and GM of Xilinx's overall business prior to his most recent role as Executive Vice President, Global Sales. He is a graduate of the National Institute of Technology in India, and has a M.S. in Electrical Engineering from Mississippi State University. He holds 25+ international patents.

About Lattice Semiconductor

Lattice Semiconductor (NASDAQ: LSCC) is a leader in smart connectivity solutions at the network edge, where the "things" of IoT live. Our low power FPGA, 60 GHz millimeter wave, video ASSP and IP products deliver edge intelligence, edge connectivity, and control solutions to the consumer, communications, industrial, compute, and automotive markets. Our unwavering commitment to our global customers enables them to accelerate their innovation, creating an ever better and more connected world.

For more information about Lattice please visit www.latticesemi.com. You can also follow us via LinkedIn, Twitter, Facebook, YouTube, WeChat, Weibo or Youku.

About Lion Point Capital

Lion Point Capital is a global special situations investment firm that seeks to invest in equity and debt securities of undervalued public and private companies. Our principals and investment team have extensive experience and a successful track record of uncovering and unlocking value through rigorous fundamental analysis and thoughtful action.

Forward-Looking Statements Notice

The foregoing paragraphs contain forward-looking statements that involve estimates, assumptions, risks and uncertainties. Any statements about Lattice's expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. Such forward-looking statements include statements relating to: Lattice's strategy to drive revenue growth, accelerate operating expense reductions and increase capital efficiencies. Other forward-looking statements may be indicated by words such as "will," "could," "should," "would," "may," "expect," "plan," "project," "anticipate," "intend," "forecast," "future," "believe," "estimate," "predict," "propose," "potential," "continue" or the negative of these terms or other comparable terminology.

Factors that may cause actual results to differ materially from the forward-looking statements in this press release include global economic uncertainty; overall semiconductor market conditions; market acceptance and demand for Lattice's new products; Lattice's dependencies on its silicon wafer suppliers; the impact of competitive products and pricing; technological and product development risks; and the failure to achieve the anticipated benefits and synergies of the Silicon Image transaction. In addition, actual results are subject to other risks and uncertainties that relate more broadly to Lattice's overall business, including those risks more fully described in Lattice's filings with the SEC, including its annual report on Form 10-K for the fiscal year ended December 31, 2016, and Lattice's quarterly reports filed on Form 10-Q.

You should not unduly rely on forward-looking statements because actual results could differ materially from those expressed in any forward-looking statements. In addition, any forward-looking statement applies only as of the date on which it is made. Except as required by law, Lattice does not intend to update or revise any forward-looking statements, whether as a result of events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events.

MEDIA CONTACT:
Lattice Semiconductor
Doug Hunter, 503-268-8512
Doug.Hunter@latticesemi.com

INVESTOR CONTACT:
Global IR Partners
David Pasquale, 914-337-8801
lscc@globalirpartners.com